

July 20, 2010

Mr. Kevin B. Halter, Jr.
 Chief Executive Officer and Chief Financial Officer
MILLENNIA, INC.
2591 Dallas Parkway, Suite 102
Frisco, Texas 75034

> **Re: Millennia, Inc.**
> **Form 10-K for fiscal year ended December 31, 2009**
> **File No. 0-16974**

Dear Mr. Halter:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief